Exhibit 99.1

Cementos Pacasmayo S.A.A. and Subsidiaries

Unaudited interim condensed consolidated financial statements as of March 31, 2020 and for the three-month period then ended

Cementos Pacasmayo S.A.A. and Subsidiaries

Unaudited interim condensed consolidated financial statements as of March 31, 2020 and for the three-month period then ended

Report on review of interim condensed consolidated financial statements

To the Board of Directors and Shareholders of Cementos Pacasmayo S.A.A.

Introduction

We have reviewed the accompanying interim condensed consolidated statement of financial position of Cementos Pacasmayo S.A.A. (a Peruvian company) and its Subsidiaries (together the “Group”) as of March 31, 2020, and the related interim condensed consolidated statements of profit or loss, other comprehensive income, changes in equity and cash flows for the three-month period then ended, and explanatory notes. Management is responsible for the preparation and presentation of these interim condensed consolidated financial statements in accordance with IAS 34 Interim Financial Reporting (IAS 34). Our responsibility is to express a conclusion on these interim condensed consolidated financial statements based on our review.

Scope of review

We conducted our review in accordance with International Auditing Standard on Review Engagements (ISRE) 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity. A review of interim financial information consists of making inquiries, primarily of the persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34 Interim Financial Reporting.

Lima, Peru

April 29, 2020

Countersigned by:

Cristian Emmerich
C.P.C.C. Register No. 39801

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated statements of financial position

As of March 31, 2020 (unaudited) and December 31, 2019 (audited)

	Note	As of March 31, 2020	As of December 31, 2019
		S/(000)	S/(000)
Assets
Current assets
Cash and cash equivalents	3	5,249	68,266
Term deposits with maturity greater than ninety days	3	208,990	-
Trade and other receivables	4	108,038	120,530
Income tax prepayments		40,881	30,191
Inventories	5	525,964	519,004
Prepayments		15,677	10,339
Total current asset		904,799	748,330
Non-current assets
Trade and other receivables	4	5,402	4,681
Prepayments		103	151
Financial instruments designated at fair value through other comprehensive income	16	18,224	18,224
Derivative financial instruments	16	22,739	-
Property, plant and equipment	6	2,073,015	2,100,682
Intangible assets		50,919	47,366
Goodwill		4,459	4,459
Deferred income tax assets		9,516	7,419
Right of use asset	7	7,164	46
Other assets		190	200
Total non-current asset		2,191,731	2,183,228
Total assets		3,096,530	2,931,558
Liability and equity
Current liabilities
Bank overdraft	9	13,507	-
Trade and other payables	8	147,007	237,299
Interest -bearing loans and borrowings	10 and 16	311,241	98,774
Lease liabilities	7	1,410	57
Provisions	11	3,935	16,603
Total current liabilities		477,100	352,733
Non-current liabilities
Financial obligations	10 and 16	1,019,786	1,003,130
Other financial instruments	16	-	1,302
Lease liabilities	7	5,793	-
Other non-current provisions	11	6,656	7,643
Deferred income tax liabilities		151,443	145,099
Total non-current liabilities		1,183,678	1,157,174
Total liability		1,660,778	1,509,907
Equity
Capital stock		423,868	423,868
Investment shares		40,279	40,279
Investment shares holds in treasury		(121,258)	(121,258)
Additional paid-in capital		432,779	432,779
Legal reserve		168,636	168,636
Other accumulated comprehensive results		(16,476)	(19,853)
Retained earnings		507,924	497,200
Total equity		1,435,752	1,421,651
Total liability and equity		3,096,530	2,931,558

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated statements of profit or loss

For the three-month period ended March 31, 2020 and March 31, 2019 (unaudited)

		For the three-month period ended March 31,
	Note	2020	2019
		S/(000)	S/(000)

Revenue from contracts with customers	13	299,258	313,247
Cost of sales		(207,247)	(201,180)
Gross profit		92,011	112,067

Operating income (expense)
Administrative expenses		(40,315)	(41,026)
Selling and distribution expenses		(13,725)	(10,375)
Other operating income, net		204	933
Total operating expenses, net		(53,836)	(50,468)
Operating profit		38,175	61,599

Other income (expenses)
Finance income		534	347
Finance costs		(20,629)	(19,482)
Loss on the valuation of trading derivative financial instruments		2,946	(994)
(Loss) gain from exchange difference, net		(4,150)	1,153
Total other expenses, net		(21,299)	(18,976)
Profit before income tax		16,876	42,623

Income tax expense	12	(6,152)	(12,478)

Profit for the period		10,724	30,145

Earnings per share
Basic profit for the period attributable to equity holders of common shares and investment shares of the parent (S/ per share)	15	0.03	0.07

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated statements of other comprehensive income

For the three-month period ended March 31, 2020 and March 31, 2019 (unaudited)

		For the three-month period ended March 31,
	Note	2020	2019
		S/(000)	S/(000)

Profit for the period		10,724	30,145

Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Change in fair value of financial instruments designated at fair value through other comprehensive income		-	(8,302)
Net gain on cash flow hedges	16(a)	4,788	581
Deferred income tax related to component of other comprehensive income	12	(1,411)	2,278
Other comprehensive income for the period, net of income tax		3,377	(5,443)

Total comprehensive income for the period, net of income tax		14,101	24,702

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated statements of changes in equity

For the three-month period ended March 31, 2020 and March 31, 2019 (unaudited)

	Attributable to equity holders of the parent
	Capital stock	Investment shares	Treasury shares	Additional paid-in capital	Legal reserve	Unrealized gain on financial instruments designated at fair value	Unrealized gain on cash flow hedge	Retained earnings	Total equity
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Balance as of December 31, 2019	423,868	40,279	(121,258)	432,779	168,356	4,002	(15,948)	519,285	1,451,363
Change in accounting policy	-	-	-	-	-	-	-	(15)	(15)
Adjusted Balance as of January 1, 2019	423,868	40,279	(121,258)	432,779	168,356	4,002	(15,948)	519,270	1,451,348
Profit for the period	-	-	-	-	-	-	-	30,145	30,145
Other comprehensive income	-	-	-	-	-	(5,853)	410	-	(5,443)
Total comprehensive income	-	-	-	-	-	(5,853)	410	30,145	24,702
Appropriation of legal reserve	-	-	-	-	3,015	-	-	(3,015)	-

Balance as of March 31, 2019	423,868	40,279	(121,258)	432,779	171,371	(1,851)	(15,538)	546,400	1,476,050

Balance as of January 1, 2020	423,868	40,279	(121,258)	432,779	168,636	(2,103)	(17,750)	497,200	1,421,651
Profit for the period	-	-	-	-	-	-	-	10,724	10,724
Other comprehensive income	-	-	-	-	-	-	3,377	-	3,377
Total comprehensive income	-	-	-	-	-	-	3,377	10,724	14,101

Balance as of March 31, 2020	423,868	40,279	(121,258)	432,779	168,636	(2,103)	(14,373)	507,924	1,435,752

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated statements of cash flows

For the three-month period ended March 31, 2020 and March 31, 2019 (unaudited)

		For the three-month period ended March 31,
	Note	2020	2019
		S/(000)	S/(000)

Operating activities
Profit before income tax		16,876	42,623
Non-cash adjustments to reconcile profit before income tax to net cash flows
Depreciation and amortization		34,113	32,000
Finance costs		20,629	19,482
Long-term incentive plan	14	1,439	2,374
Estimate expected credit loss		1,122	249
Unrealized exchange difference related to monetary transactions		447	70
(Gain) loss on the valuation of trading derivative financial instruments		(2,946)	994
Net gain on disposal of property, plant and equipment	6	(1,176)	(246)
Finance income		(534)	(347)
Other operating, net		(1,545)	(440)

Working capital adjustments
Decrease in trade and other receivables		12,609	1,993
Increase in prepayments		(5,290)	(11,274)
Increase in inventories		(5,776)	(31,045)
Decrease in trade and other payables		(38,568)	(27,845)
		31,400	28,588

Interests received		518	401
Interests paid		(29,711)	(14,814)
Income tax paid		(14,003)	(20,263)
Net cash flows used in operating activities		(11,796)	(6,088)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Interim condensed consolidated statements of cash flows (continued)

		For the three-month period ended March 31,
	Note	2020	2019
		S/(000)	S/(000)

Investing activities
Acquisition of term deposits with maturity greater than ninety days		(208,990)	-
Purchase of property, plant and equipment		(12,210)	(11,866)
Purchase of intangibles assets		(1,562)	(810)
Loan to third party		(718)	-
Proceeds from sale of property, plant and equipment		841	1,045
Collection of loan to third party		91	-
Net cash flows used in investing activities		(222,548)	(11,631)

Financing activities
Bank overdraft	9	13,507	-
Loan received	10	212,350	-
Dividends paid		(45,891)	(13,070)
Payment of hedge finance cost		(7,732)	(7,612)
Payment of lease liabilities	7	(460)	-
Proceed from bonds issuance		-	582,357
Loan paid		-	(580,769)
Proceeds from settlement of derivative financial instruments		-	1,458
Net cash flows provided by (used in) financing activities		171,774	(17,636)

Net decrease in cash and cash equivalents		(62,570)	(35,355)
Net foreign exchange difference		(447)	(70)
Cash and cash equivalents at the beginning of the period		68,266	49,067
Cash and cash equivalents at the end of the period	3	5,249	13,642

Transactions with no effect in cash flows:
Unrealized exchange difference related to monetary transactions		447	70
Recognition of right of use assets and lease liabilities in the period	7	7,504	-

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Notes to interim condensed consolidated financial statements (unaudited)

As of March 31, 2020 and 2019, and December 31, 2019

1.	Economic activity

(a)	Economic activity -

Cementos Pacasmayo S.A.A. (hereinafter “the Company”) was incorporated in 1957 and, in accordance with the General Law of Peruvian Companies, is an open stock corporation with publicly traded share. The Company is a subsidiary of Inversiones ASPI S.A., which holds 50.01 percent of the Company’s common shares as of March 31, 2020, December 31, 2019 and March 31, 2019.

The address registered by the Company is Calle La Colonia No.150, Urbanización El Vivero, Santiago de Surco, Lima, Peru.

The main activity of the Company is the production and commercialization of cement, precast, concrete and quicklime in the northern region of Peru.

The interim condensed consolidated financial statements of the Company and its subsidiaries (hereinafter the “Group”) as of March 31, 2020 and for the three-month period then ended, were approved for issuance by the Company’s Management on April 29, 2020. The consolidated financial statements as of December 31, 2019 were approved by the Audit Committee, delegated by the Board of Directors, on April 29, 2020. The General Shareholders’ Meeting has been unable to meet due to quarantine decreed by the Peruvian Government from March 15 to May 10 due the Covid 19 pandemic.

(b)	COVID 19 -

A new strain of coronavirus (COVID-19) that was first identified in Wuhan, China in December 2019, and subsequently declared a pandemic by the World Health Organization, has surfaced in nearly all regions around the world and resulted in travel restrictions and business slowdowns or shutdowns in affected areas. On March 15, 2020, the Peruvian government declared a nationwide state of emergency, effectively shutting down all business considered non-essential (with exception of food production and commercialization, pharmaceuticals and health). As a result, since that date we have shut down our three plants until the Peruvian government allows us to restart production and commercial activities. To date, given the uncertainty of the date when we will restart operations and the magnitude of the effects on national economy, including economic measures taken by the government to mitigate those effects, we cannot yet estimate the impact this situation will have on our operating results and cash flows for 2020, but it is likely that they will be materially impacted. We are already working on a business plan for the future, which includes a significant change in the way we operate, to comply with social distancing and promote remote work in all possible areas.

Notes to interim condensed consolidated financial statements (unaudited)

(continued)

Since we have been unable to generate income, but we still have to comply with our obligations, our liquidity and capital resources have been affected, however, to date, we have not yet seen any changes in our access and cost of funding. Accordingly, we have taken a bank overdraft line and short term loans as detailed in notes 9 and 10, respectively, as a precautionary measure in case the shutdown of our cement production and the impossibility of selling our products is extended, to cover our working capital needs. As of the date of this report, we believe we will be able to meet the covenants of our outstanding debt. We do not expect COVID-19 affects the value of our assets nor anticipate any material impairment or changes in accounting judgements.

We continue to monitor the rapidly evolving situation and guidance from international and domestic authorities since there may be developments outside our control requiring us to adjust our operating plan. The further spread of COVID-19, and the requirements to take action to limit the spread of the illness, will impact our ability to carry out our business as usual and may materially adversely impact our business, operation results and financial condition.

2.	Basis of preparation and changes to the Group’s accounting policies

2.1	Basis of preparation -

The interim condensed consolidated financial statements of the Group have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB). The interim condensed consolidated financial statements have been prepared on a historical cost basis, except for financial instruments designated at fair value through other comprehensive income (OCI) and derivatives financial instruments that have been measured at fair value. The interim condensed consolidated financial statements are presented in soles and all values are rounded to the nearest thousand (S/000), except when otherwise indicated.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with Group’s annual consolidated financial statements as of December 31, 2019.

New standards, interpretations and amendments

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with the policies considered in the preparation of the consolidated financial statements of the Group at December 31, 2019. The standards and interpretations relevant to the Group, that are effective since January 1, 2020 are disclosed below.

-	Amendments to IFRS 3: Definition of a Business

The amendment to IFRS 3 clarifies that to be considered a business, an integrated set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output. Furthermore, it clarified that a business can exist without including all of the inputs and processes needed to create outputs. These amendments had no impact on the consolidated financial statements of the Group, but may impact future periods should the Group enter into any business combinations.

Notes to interim condensed consolidated financial statements (unaudited)

(continued)

-	Amendments to IAS 1 and IAS 8: Definition of Material

The amendments provide a new definition of material that states “information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.”

The amendments clarify that materiality will depend on the nature or magnitude of information, either individually or in combination with other information, in the context of the financial statements. A misstatement of information is material if it could reasonably be expected to influence decisions made by the primary users. These amendments had no impact on the consolidated financial statements, nor is there expected to be any future impact to the Group.

-	Conceptual Framework for Financial Reporting issued on March 29, 2018

The Conceptual Framework is not a standard, and none of the concepts contained therein override the concepts or requirements in any standard. The purpose of the Conceptual Framework is to assist the IASB in developing standards, to help preparers develop consistent accounting policies where there is no applicable standard in place and to assist all parties to understand and interpret the standards.

The revised Conceptual Framework includes some new concepts, provides updated definitions and recognition criteria for assets and liabilities and clarifies some important concepts. These amendments had no impact on the consolidated financial statements of the Group.

The Group has not adopted early any standard, interpretation or modification that has been issued but is not yet in force.

2.2	Basis of consolidation - The interim condensed consolidated financial statements comprise the financial statements of the Company and its subsidiaries as of March 31, 2020 and 2019.

As of March 31, 2020 and 2019, there was no changes in the participation of the common shares that the Company’s had on its subsidiaries; the main activities and information about subsidiaries are revealed on the consolidated financial statements as of December 31, 2019.

2.3	Seasonality of operations - Seasonality is not relevant to the Group’s activities.

Notes to interim condensed consolidated financial statements (unaudited)

(continued)

3.	Cash and cash equivalents

(a)	This caption consists of the following:

	As of March 31, 2020	As of December 31, 2019
	S/(000)	S/(000)

Cash on hand	160	149
Cash at banks (b)	5,089	16,617
Term deposits with original maturities of ninety days or less (c)	-	51,500

Cash balances included in statements of cash flows	5,249	68,266

Term deposits with original maturities greater than ninety days (c)	208,990	-
	214,239	68,266

(b)	Cash at banks is denominated in local and foreign currencies, is deposited in domestic and foreign banks and is freely available. The cash at banks interest yield is based on daily bank deposit rates.

(c)	The short-term deposits held in domestic banks were freely available and earned interest at the respective short-term market rates.

As of March 31, 2020, long-term deposits with original maturities greater than ninety days comprehend S/75,000,000, S/31,000,000 and US$30,000,000, with interest rates of 2.80, 3.00 and 1.05 percent, respectively, and original maturities between 190 and 360 days. The funds used for the constitutions of these deposits proceed from banks loans obtained in March 2020, see note 10.

4.	Trade and other receivables

As of March 31, 2020 and December 31, 2019 this caption mainly include trade receivables, value-added tax credit (VAT), interest receivables and accounts receivables from related parties. At those dates, approximately 63% and 65% of the trade receivables were guaranteed by banks guarantees and mortgages amounting to S/58,122,000 and S/65,508,000, respectively.

On the other hand, due to national health emergency and paralyzation of Group’s commercial operations, see note 1. Group’s Management decided to give its clients an extension over trade receivables maturities as long as the mandatory detained remain. In that sense, the aging analysis of trade and other accounts receivables as of March 31, 2020 compared to December 31, 2019 has not significant changed. Group’s Management will continue to closely evaluate the effects of health emergency on national economy, as well as actions taken by Peruvian Government in order to mitigate them and, in particular, the effects on its client portfolio and its credit behavior. Accordingly, as of March 31, 2020, the Group recorded an S/1,122,000 allowance for expected credit losses on trade receivables, which is presented in the “Selling and distribution expenses” caption in the interim condensed consolidated statement of profit or loss, and corresponds to the best Management’s estimate considering current situation. The Group’s Management will continue evaluating its client portfolio conditions once the national health emergency ends and operations are restarted and, if necessary, corresponding allowance will be recognized.

Notes to interim condensed consolidated financial statements (unaudited)

(continued)

The movement of the allowance for expected credit losses on trade and other receivable for the three period ended as of March 31, 2020 and 2019 is as follows:

	2020	2019
	S/(000)	S/(000)

Opening balance	12,781	11,329
Additions	1,122	249
Recoveries	(8)	-

Ending balance	13,895	11,578

5.	Inventories

As of March 31, 2020 and December 31, 2019 includes goods and finished products, work in progress, raw materials and other supplies to be used in the production process.

6.	Property, plant and equipment, net

During the three-month period ended March 31, 2020 the Group’s additions amounted approximately to S/8,963,000 (S/7,811,000 during the three-month period ended March 31, 2019).

Assets with a net book value of S/819,000 were disposed by the Group during the three-month period ended March 31, 2020 (S/176,000 for the three-month period ended March 31, 2019), resulting in a net gain on disposal of S/1,176,000 (S/246,000 for the three-month period ended March 31, 2019).

As of March 31, 2020 the Group maintains accounts payable related to the acquisition of property, plant and equipment for S/5,451,000 (S/8,698,000 as of December 31, 2019).

7.	Leases

The Group has lease contracts with third parties, mainly a 5-year lease contract of trucks. The annual incremental interest rate used for the initial recognition of the right of use asset and the lease liability ranges from 5.2 to 6.2 percent.

The Group also leases certain minor equipment for less than 12 months, the Group has decided to apply the recognition exemption for short term leases (less than 12 months) and for leases of low value assets. The expense for this type of lease amounted to S/417,000 for the three month period ended March 31, 2020 (S/234,000 as of March 31, 2019) and was recognized in the “Administrative expenses” caption of the interim condensed consolidated statement of profit or loss.

Notes to interim condensed consolidated financial statements (unaudited)

(continued)

The movement of the right of use assets recognized by the Group is shown below:

	Transportation units	Other	Total
	S/(000)	S/(000)	S/(000)

Cost -
Balance as of January 1, 2020	-	109	109
Additions	7,504	-	7,504
Balance as of March 31, 2020	7,504	109	7,613

Accumulated depreciation -
Balance as of January 1, 2020	-	63	63
Additions (c)	372	14	386
Balance as of March 31, 2020	372	77	449

Net book value
As of December 31, 2019	-	46	46
As of March 31, 2020	7,132	32	7,164

The movement of the lease liabilities recognized by the Group is shown below:

2020
S/(000)

Balance as of January 1	57
Additions	7,504
Financial interest expense	102
Lease payments	(460)
Balance as of March 31	7,203

Maturity
Current portion	1,410
Non-current portion	5,793
Balance as of March 31	7,203

The future cash disbursements in relation to lease liabilities have been disclosed in note 10.

Notes to interim condensed consolidated financial statements (unaudited)

(continued)

8.	Trade and other payables

As of March 31, 2020 and December 31, 2019, this caption includes trade payables, account payables to related parties, interest payable, dividends payable among other minor payables.

As of March 31, 2020 dividends payable amounted to S/6,632,000 (S/52,523,000 as of December 31, 2019).

9.	Bank overdraft

In March 2020, the Company obtained a credit line in Banco de Crédito del Perú for S/71,000,000. As of March 31, 2020 the Company used S/13,507,000 of its credit line, this bank overdraft has a maturity of 30 days and accrues an interest rate of 4.25 percent. On April 16, 2020, the maturity to maintain the bank overdraft credit line was increased to additional 180 days, with an annual interest rate of 4.75 percent.

10.	Interest-bearing loans and borrowings

On January 31, 2019, senior notes were issued for: i) S/260,000,000 at a rate of 6.688 percent per year and maturity of 10 years and; ii) S/310,000,000 at a rate of 6.844 percent per year and maturity of 15 years. As of March 31, 2020 and as of December 31, 2019 the senior notes denominated in US dollars amounts to US$131,612,000 with a rate of 4.5 per cent and maturity in 2023.

For the three-month period ended March 31, 2020 and 2019, the senior notes generated interest that has been recognized in the interim condensed consolidated financial statement of profit or loss for S/15,068,000 and S/11,574,000, respectively.

In March 2020, the Company received loans from Banco de Crédito del Perú amounting to S/75,000,000 and US$30,000,000 (equivalent to S/106,350,000) destined for working capital, which has a maturity of 360 days and accrues an annual effective interest rate of 4.95 and 2.99 percent, respectively. Also, in March 2020, the Company received a loan from Banco Scotiabank Perú amounting to S/31,000,000 destined for working capital, which has a maturity of 360 days and accrues an annual effective interest rate of 4.16 percent.

Financial covenants –

The financial covenants related to senior notes issued in US dollars and soles are those disclosed in the Group’s annual consolidated financial statements as of December 31, 2019. As of March 31, 2020 and December 31, 2019, the Company has complied with all the covenants in force.

Notes to interim condensed consolidated financial statements (unaudited)

(continued)

The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments:

	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
As of March 31, 2020
Bank overdraft	-	13,507	-	-	13,507
Financial liabilities	-	311,241	400,671	570,000	1,281,912
Interests	-	68,138	195,183	212,755	476,076
Trade and other payables	92,215	48,750	-	-	140,965
Hedge finance cost payable	-	15,257	30,514	-	45,771
Lease liabilities	461	1,369	6,696	-	8,526

As of December 31, 2019
Interest-bearing loans adjusted by hedge	-	98,774	400,671	570,000	1,069,445
Interests	29,124	31,265	203,525	232,057	495,971
Trade and other payables	174,888	50,364	-	-	225,252
Hedge finance cost payable	-	14,703	36,757	-	51,460
Lease liabilities	15	45	-	-	60

11.	Provisions

As of March 31, 2020 and December 31, 2019, this caption includes workers’ profit sharing, long-term incentive plan and rehabilitation provision. The decrease in this liability is mainly explained by the payment of the workers’ profit sharing and the long-term incentive plan.

12.	Income tax

The Group calculates income tax expense of the period using the tax rate that would be applicable to the expected total annual earnings.

The major components of the income tax expense in the interim condensed consolidated statement of profit or loss and statement of other comprehensive income are:

	For the three-month period ended March 31,
	2020	2019
	S/(000)	S/(000)

Current income tax	(3,316)	(5,132)
Deferred income tax	(2,836)	(7,346)
Income tax expense recognized in the consolidated statements of profit or loss	(6,152)	(12,478)
Income tax recognized in other comprehensive income	(1,411)	2,278

Total income tax	(7,563)	(10,200)

Notes to interim condensed consolidated financial statements (unaudited)

(continued)

The movement of the Group’s deferred income tax assets and liabilities is shown below:

	For the three-month period ended March 31,
	2020	2019
	S/(000)	S/(000)

Increase of deferred income tax asset (*)	2,097	1,282
Increase of deferred income tax liability(**)	(6,344)	(6,350)

Total variation of deferred income tax	(4,247)	(5,068)

Deferred income tax expense recognized in interim condensed consolidated statements of profit or loss	(2,836)	(7,346)
Deferred income tax recognized in other comprehensive income	(1,411)	2,278

Total variation of deferred income tax	(4,247)	(5,068)

(*)	Corresponds to the increase of tax-loss carry forward in the subsidiaries Distribuidora Norte Pacasmayo S.R.L. and Dinoselva Iquitos S.A.C., in the Management’s opinion these tax losses will be recovered from the restart of Group’s commercial and distribution operations in the second quarter of 2020.

(**)	Corresponds to base difference.

Following is the composition of deferred tax related to items recognized in other comprehensive income:

	For the three-month period ended March 31,
	2018	2019
	S/(000)	S/(000)

Unrealized loss on financial instruments designated at fair value through other comprehensive income	-	2,449
Unrealized gain on derivative financial instruments	(1,411)	(171)

Total deferred income tax recognized in OCI	(1,411)	2,278

Notes to interim condensed consolidated financial statements (unaudited)

(continued)

13.	Revenue from contracts with customers

This caption is made up as follows:

For the three-month period ended March 31, 2020	Cement, concret and precast	Quicklime	Construction Supplies	Other	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Revenue from external customers	277,430	6,946	14,655	227	299,258

Revenue from external customers	277,430	6,946	14,655	227	299,258

For the three-month period ended March 31, 2019
Revenue from external customers	289,754	7,346	16,132	15	313,247

Revenue from external customers	289,754	7,346	16,132	15	313,247

14.	Related party transactions

During the three-months periods ended March 31, 2020 and 2019, the Group carried out the following main transactions with Inversiones ASPI S.A. and its related parties:

	For the three-month period ended March 31,
	2020	2019
	S/(000)	S/(000)

Income
Inversiones ASPI S.A.
Fees from office lease	3	3
Fees for management and administrative services	136	136

Compañía Minera Ares S.A.C. (Ares)
Fees from land rental services	327	86
Fees from leasing of parking	82	80

Fosfatos del Pacífico S.A. (Fospac)
Fees from office lease	7	7
Fees for management and administrative services	290	290

Fossal S.A.A. (Fossal)
Fees from office lease	4	4
Fees for management and administrative services	10	10

Expense
Security services provided by Compañía Minera Ares S.A.C.	(475)	(547)

Notes to interim condensed consolidated financial statements (unaudited)

(continued)

As a result of these and other transactions, the Group had the following rights and obligations with Inversiones ASPI S.A. and its related parties as of March 31, 2020 and December 31, 2019:

	March 31, 2020		December 31, 2019
	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
	S/(000)	S/(000)	S/(000)	S/(000)

Fosfatos del Pacífico S.A.	846	103	543	-
Compañía Minera Ares S.A.C.	667	903	207	1,772
Inversiones ASPI S.A.	109	-	157	-
Other	45	-	264	-

	1,667	1,006	1,171	1,772

Outstanding balances are unsecured and interest free. There have been no guarantees provided or received from any related party. For the periods ended March 31, 2020 and December 31, 2019, the Group has not recorded any allowance for expected credit losses on receivables from related parties.

Compensation of key management personnel of the Group -

The compensation paid to key management personnel includes expenses for profit-sharing, compensation and other concepts for members of the Board of Directors and the key management. The total short term compensations expense amounted to S/7,312,000 during the three-month period ended March 31, 2020 (S/5,454,000 during the three-month period ended March 31, 2019) , and the total long term compensations expense amounted to S/1,439,000 during the three-month period ended March 31, 2020 (S/2,374,000 during the three-month period ended March 31, 2019). The Group does not compensate Management with post-employment or contract termination benefits or share-based payments.

15.	Earnings per share (EPS)

Basic earnings per share amounts are calculated by dividing net profit for the three-month period ended March 31, 2020 and 2019 attributable to common and investment shares of the parent by the weighted average number of common and investment shares outstanding during those periods.

The Group has no dilutive potential common shares as of March 31, 2020 and 2019.

Notes to interim condensed consolidated financial statements (unaudited)

(continued)

Calculation of the weighted average number of shares and the basic earnings per share is presented below:

	For the three-month period ended March 31,
	2020	2019
	S/(000)	S/(000)

Numerator
Net profit attributable to ordinary equity holders of the Parent	10,724	30,145

	Thousands	Thousands

Denominator
Weighted average number of common and investment shares	428,107	428,107

Basic profit for common and investment shares	0.03	0.07

There have been no other transactions involving common and investment shares between the reporting date and the date of completion of these interim condensed consolidated financial statements.

16.	Financial assets and liabilities

(a)	Financial asset –

Derivatives assets of hedging -

Foreign currency risk -

As of March 31,2020 and as of December 31, 2019, the Group maintains Cross currency swap contracts for a nominal amount of US$150,000,000, of which US$131,612,000 have been designated as hedging instruments for Senior notes that are denominated in U.S. dollars, with the intention of reducing the foreign exchange risk.

The cash flow hedge of the expected future payments was assessed to be highly effective and an unrealized gain of S/4,788,000 for the three-month period ended March 31, 2020 (gain of S/581,000 for the three-month period ended March 31, 2019) is included in the interim condensed consolidated statement of other comprehensive income. The amounts retained in other comprehensive income as of March 31, 2020 are expected to mature and affect the consolidated statement of profit or loss in 2023, settlement year of cross currency contracts.

Derivate assets from trading -

Cross currency swaps that do not have an underlying relationship amounts to US$18,388,000 and have been designated as trading. The net gain recognized in profit or loss for the change on their fair value amounts to S/2,946,000 (loss of S/994,000 in 2019).

Notes to interim condensed consolidated financial statements (unaudited)

(continued)

(b)	Fair values and fair value accounting hierarchy –

Set out below is a comparison of the carrying amounts and fair values of financial instruments of the Group, as well as the fair value accounting hierarchy:

	Carrying amount		Fair value		Fair value hierarchy
	2020	2019	2020	2019	2020/2019
	S/(000)	S/(000)	S/(000)	S/(000)

Financial assets
Cash and cash equivalents	5,249	68,266	5,249	68,266	Level 1
Term deposits with original maturities greater than ninety days	208,990	-	208,990	-	Level 1
Trade and other receivables	113,440	125,211	113,440	125,211	Level 1
Derivative financial assets -“cross currency swaps”	22,739	-	22,739	-	Level 2
Financial instruments at fair value through other comprehensive income	18,224	18,224	18,224	18,224	Level 3
Total financial assets	368,642	211,701	368,642	211,701

Financial liabilities
Trade and other payables	147,007	237,299	147,007	237,299	Level 1
Derivatives financial liabilities – Cross currency swaps	-	1,302	-	1,302	Level 2
Senior notes	1,019,786	1,003,130	1,043,278	1,048,484	Level 1
Promissory notes	324,748	98,774	326,521	99,333	Level 2

Total financial liabilities	1,491,541	1,340,505	1,516,806	1,386,418

All financial instruments for which fair value is recognized or disclosed are categorized within the fair value hierarchy, based on the lowest level input that is significant to the fair value measurement as a whole, as follows:

Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities.

Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.

Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

Notes to interim condensed consolidated financial statements (unaudited)

(continued)

For assets and liabilities that are recognized at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy. As of March 31, 2020 and December 31, 2019, there were no transfers between the fair value hierarchies.

Management assessed that cash and term deposits, trade and other receivables and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

The following methods and assumptions were used to estimate the fair values:

-	The fair value of cross currency swaps is measured by using valuation techniques where inputs are based on market data. The most frequently applied valuation techniques include swap valuation models, using present value calculations. The models incorporate various inputs, including the credit quality of counterparties, foreign exchange, forward rates and interest rate curves.

A credit valuation adjustment (CVA) is applied to the “Over-The-Counter” derivative exposures to take into account the counterparty’s risk of default when measuring the fair value of the derivative. CVA is the mark-to market cost of protection required to hedge credit risk from counterparties in this type of derivatives portfolio. CVA is calculated by multiplying the probability of default (PD), the loss given default (LGD) and the expected exposure (EE) at the time of default.

A debit valuation adjustment (DVA) is applied to incorporate the Group’s own credit risk in the fair value of derivatives (that is the risk that the Group might default on its contractual obligations), using the same methodology as for CVA.

-	The fair value of the quoted senior notes is based on the current quotations value at the reporting date.

-	The fair value of the promissory note is calculated using the results of cash flow discounted at the indebtedness market rates effective as of the date of estimation.

Notes to interim condensed consolidated financial statements (unaudited)

(continued)

-	The fair value of financial instruments designated at fair value through other comprehensive income has been determined using the income approach and discounted cash flow method. The quantitative information about the significant unobservable inputs used in level 3 fair value measurements as of March 31, 2020 and as of December 31, 2019 are described as follows:

Significant unobservable inputs	Weighted average	Fair value sensitivity

Earning growth factor	4%	5% (2019 and 2020) increase or decrease in the factor would result in an increase (decrease) in fair value of S/11,012,000 and (S/11,381,000), respectively.
WACC	8.9%	10% (2019 and 2020) increase or decrease in the discount rate would result in an increase (decrease) in fair value at (S/11,222,000) and S/15,352,000, respectively.

17.	Commitments and contingencies

Operating lease commitments – Group as lessor

As of March 31, 2020, the Group, as lessor, has a land lease with Compañía Minera Ares S.A.C., a related party of Inversiones ASPI S.A. This lease is annually renewable, and provided a rent for the three-month period ended March 31, 2020 and 2019 for S/327,000 and S/86,000, respectively.

Finance lease commitments - Group as lessee

As of March 31, 2020, the Group has lease contracts with third parties, the main contract corresponds to trucks lease with a maturity of 5 years, accounting records generated by these transactions are disclosed in note 7.

Capital commitments

As of March 31, 2020, the Group had no significant capital commitments.

Other commitments

On August 29, 2018, the Company signed a gas supply contract with Olympic Peru that entered in force during 2019 by which we started to use gas in our Piura plant. The supply contract is for 18 years and covers most of our energy needs in the Piura plant. The contract has two phases: 1) “the spot phase”, in which the Company pays for the gas it uses; and the contract can be terminated at any time by either party without penalties and 2) “take or pay phase”, in which the Company is obliged to pay for a minimum amount of gas established as a percentage of maximum gas requested to Olympic Peru (this percentage varies from 60 to 70% depending on the year), this phase has penalties by either party if any cancel the contract.  The unit prices of the gas are fixed for each year despite it is in the “spot” or the “take or pay” phase. The Company is currently in the spot phase, the contract enters in “take or pay” phase when the following conditions are met by Olympic Peru: 1) The Peruvian Government signs a gas distribution contract with a concessionaire (third party) in the Piura region, 2) Olympic Peru transfers the pipe to said concessionaire, and 3) commercial conditions to transport the gas between Olympic Peru and the distribution concessionaire are agreed. The three mentioned conditions are not under our control and we cannot reasonable estimate when they will be set.

Notes to interim condensed consolidated financial statements (unaudited)

(continued)

Environmental matters

The Group exploration and exploitation activities are subject to environmental protection standards. Such standards are the same as those disclosed on the consolidated financial statement as of December 31, 2019.

Tax situation

The Company is subject to Peruvian tax law. As of March 31, 2020 and 2019, the income tax rate is 29.5 percent of the taxable profit after deducting employee participation, which is calculated at a rate of 8 to 10 percent of the taxable income.

It should be noted that of January 1, 2019, a series of tax benefits for Loreto region is eliminated, eliminating the tax refund of the Value added tax (it was the only region that maintained this benefit) and the exemption of the Value added tax for the importation of goods that are destined for consumption in the Amazon. Likewise, as of January 1, 2020 the exemption of the Value added tax for the import of goods that are destined for consumption in the Amazon for the rest of the region (Ucayali, San Martín, Amazonas and Madre de Dios) was eliminate.

For purposes of determining income tax, transfer pricing transactions with related companies and companies resident in territories with low or no taxation, must be supported with documentation and information on the valuation methods used and the criteria considered for determination. Based on the analysis of operations of the Group, Management and its legal advisors believe that as a result of the application of these standards will not result in significant contingencies for the Group as of March 31, 2020 and December 31, 2019.

During the four years following the year tax returns are filed, the tax authorities have the power to review and, as applicable, correct the income tax computed by each individual company.

The income tax and value-added tax returns for the following years are open for review by the tax authorities.

Years open to review by Tax Authorities
Entity	Income tax	Value-added tax

Cementos Pacasmayo S.A.A.	2015-2019	Dic.15-2019
Cementos Selva S.A.	2015-2019	Dic.15-2019
Distribuidora Norte Pacasmayo S.R.L.	2015-2019	Dic.15-2019
Empresa de Transmisión Guadalupe S.A.C.	2015-2019	Dic.15-2019
Salmueras Sudamericanas S.A.	2015-2019	Dic.15-2019
Calizas del Norte S.A.C. (on liquidation)	2015-2019	Dic.15-2019
Soluciones Takay S.A.C.	2019	Dic.15-2019

Notes to interim condensed consolidated financial statements (unaudited)

(continued)

Due to possible interpretations that the tax authorities may give to legislation in effect, it is not possible to determine whether any of the tax audits that may be performed will result in increased liabilities for the Group. For that reason, tax or surcharge that could arise from future tax audits would be applied to the income during the period in which it is determined. However, in management’s opinion, any possible additional payment of taxes would not have a material effect on the interim condensed consolidated financial statements as of March 31, 2020 and the consolidated financial statements as of December 31, 2019.

Legal claim contingency

As of March 31, 2020, some third parties have commenced actions against the Group in relation with its operations which claims in aggregate represent S/12,904,000. From this total amount, S/2,925,000 corresponded to labor claims from former employees; S/7,681,000 linked to resolutions of determination and fine on the property tax of the periods 2009 to 2014 issued by the District Municipality of Pacasmayo and S/2,298,000 related to the tax assessments received from the tax administration corresponding to 2009 tax period, which was reviewed by the tax authority during 2012.

Management expects that these claims will be resolved within the next five years based on prior experience; however, the Group cannot assure that these claims will be resolved within this period because the authorities do not have a maximum term to resolve cases.

The Group has been advised by its legal counsel that it is only possible, but not probable, that these actions will succeed. Accordingly, no provision for any liability has been made in these interim condensed consolidated financial statements.

Mining royalty

The Group signed agreements with third parties and with Peruvian Government related to the use of concessions for extraction activities on process of cement production. The information of the payment of royalties are reveled on the consolidated financial statements of the Group as of December 31, 2019.

18.	Segment information

For management purposes, the Group is organized into business units based on their products and activities, and have three reportable segments as follows:

-	Production and marketing of cement, concrete and precast in the northern region of Peru.

-	Sale of construction supplies in the northern region of Peru.

-	Production and marketing of quicklime in the northern region of Peru.

No operating segments have been aggregated to form the above reportable operating segments.

Management monitors the profit before income tax of each business units separately for the purpose of making decisions about resource allocation and performance assessment.

Notes to interim condensed consolidated financial statements (unaudited)

(continued)

Transfer prices between operating segments are on an arm’s length basis in a similar manner to transactions with third parties.

	For the three-month period ended March 31,					As of March 31, 2019 and December 31, 2018
	Revenues from external customers	Gross margin	Profit (loss) before income tax	Income tax	Profit (loss) for the period	Segment assets	Other Assets (**)	Total asset	Total liabilities by segment
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

2020
Cement, concrete and precast	277,430	90,739	18,410	(6,711)	11,699	2,864,309	19,952	2,884,261	1,566,990
Construction supplies	14,655	987	(180)	66	(114)	47,667	-	47,667	93,548
Quicklime	6,946	299	(251)	92	(159)	89,875	-	89,875	-
Other (*)	227	(14)	(1,103)	401	(702)	53,716	21,011	74,727	240

Total	299,258	92,011	16,876	(6,152)	10,724	3,055,567	40,963	3,096,530	1,660,778

2019
Cement, concrete and precast	289,754	111,938	45,060	(13,192)	31,868	2,714,888	-	2,714,888	1,409,596
Construction supplies	16,132	66	(959)	281	(678)	51,376	-	51,376	99,934
Quicklime	7,346	61	(453)	133	(320)	93,812	-	93,812	-
Other (*)	15	2	(1,025)	300	(725)	53,258	18,224	71,482	377

Total	313,247	112,067	42,623	(12,478)	30,145	2,913,334	18,224	2,931,558	1,509,907

(*)	The “other” segment includes activities that do not meet the threshold for disclosure under IFRS 8.13 and represent non-material operations of the Group.

(**)	As of March 31, 2020 corresponds to the financial instruments designated at fair value through OCI and to the fair value of derivative financial instruments (cross currency swap) for approximately S/18,224,000 and S/22,739,000, respectively. As of December 31, 2019 corresponds to the financial instruments designated at fair value through OCI for approximately S/18,224,000. The fair value of hedge derivative financial instruments is allocated to the segment of cement, and the financial instruments designated at fair value through OCI and the fair value of the trading derivative financial instrument are presented as “Other”.

Geographic information

As of March 31, 2020 and December 31, 2019, all non-current assets are located in Peru and all revenues are from Peruvian clients.

Notes to interim condensed consolidated financial statements (unaudited)

(continued)

19.	Financial risk management, objectives and policies

The Group´s main financial assets include cash and short-term deposits (with maturity less than 360 days) and trade and other receivables that derive directly from its operations. The Group also holds financial instruments designated at fair value through OCI, cash flow hedges instruments and derivative financial instruments of trading. The Group’s main financial liabilities comprise trade payables and other payables, loans and borrowings, with short-term and long-term maturities. The main purpose of these financial liabilities is to finance the Group’s operations.

The Group is exposed to market risk, credit risk and liquidity risk. The Group’s senior management oversees the management of these risks. The Group’s senior management is supported by financial management that advises on financial risks and the appropriate financial risk governance framework for the Group. The financial management provides assurance to the Group’s senior management that the Group’s financial risk-taking activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with the Group´s policies and risk objectives.

The Management reviews and agrees policies for managing each of these risks as mentioned in the consolidated financial statements as of December 31, 2019. Due to the current situation explained in detail in note 1, we have carried out the update of relevant financial risks, which are shown below.

Foreign currency risk -

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Group’s exposure to the risk of changes in foreign exchange relates primarily to the Group’s operating activities (when revenue or expense is denominated in a different currency from the Group’s functional currency).

The Group hedges its exposure to fluctuations on the translation into soles of its Senior Notes which are denominated in US dollars, by using cross currency swaps contracts, see note 16.

Foreign currency sensitivity

The following table demonstrates the sensitivity to a reasonably possible change in the US dollar exchange rate, with all other variables held constant. The impact on the Group’s profit before income tax is due to changes in the fair value of monetary assets and liabilities.

As of March 31, 2020	Change in US$ rate	Effect on consolidated profit before tax
U.S. Dollar	%	S/(000)

	+5	(1,207)
	+10	(2,412)
	-5	1,207
	-10	2,412

Notes to interim condensed consolidated financial statements (unaudited)

(continued)

As of March 31, 2019	Change in US$ rate	Effect on consolidated profit before tax
U.S. Dollar	%	S/(000)

	+5	298
	+10	597
	-5	(298)
	-10	(597)

Liquidity risk -

The Group monitors its risk of shortage of funds using a recurring liquidity planning tool.

The Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of bank loans and debentures of long term. Access to fund sources is sufficiently available and debt maturing within 12 months can be rolled over under the same conditions with existing lenders, if necessary. The detail of the credit line and financial liabilities is shown in notes 9 and 10, respectively.

In Management opinion the Group has sufficient financial strength to face short-term obligations in the event of an extension of the nationwide state of emergency, considering that it maintains S/5,249,000 in cash and banks, S/208,990,000 in time deposits that are freely available and a bank overdraft with a credit line amounting to S/71,000,000. Likewise, it is relevant to indicate as of March 31, 2020 and December 31, 2019 no portion of Senior Notes will mature in less than one year.

Risk management activities –

As a result of its activities, the Group is exposed to the foreign currency exchange rate risk, thereof the Company has acquired hedging financial instruments to cover this risk. Since November 2014, the Group has hedged its exposure to foreign currency from its corporate bonds (denominated in US dollars). During the three-month period ended March 31, 2020, there was moderate volatility in the US dollar exchange rate with respect to the soles, whose effects were partially mitigated by the exchange rate hedge maintained by the Company.

As of March 31, 2019 and December 31, 2019, except for the derivatives financial instruments (cross currency swaps) signed by the Company to hedge the foreign currency risk of its Senior Notes, the Group had no other financial instruments to hedge its foreign exchange risk, interest rates or market price (purchase price of coal) fluctuations.

20.	Subsequent event

At the date of issuance of the report, the Company used S/68,863,000 of its total credit line, see note 9, this bank overdraft has a maturity of 180 days and an interest annual rate of 4.75 percent.